

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 14, 2021

Meng Dong James Tan
Chief Executive Officer
8i Acquisition 2 Corp.
c/o 6 Eu Tong Sen Street
#08-13 Singapore 059817

> **Re: 8i Acquisition 2 Corp.**
> **Draft Registration Statement on Form S-1**
> **Filed April 19, 2021**
> **File No. 377-04686**

Dear Mr. Tan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed April 19, 2021

Dilution, page 47

1. Please explain to us why your dilution calculation includes a public offering price of $9.09.

Signatures , page 119

2. Please revise to have the registration statement signed by the company's authorized representative in the United States and by a majority of the board of directors. See Instruction 1 to Signatures to Form S-1.

Financial Statements

Note 8 - Subsequent Events, page F-14

3.   Your disclosure states that you "evaluated subsequent events and transactions that occurred after the balance sheet date up to April 16, 2021, the date the financial statements were available to be issued." Please revise your registration statement to change this date to April 19, 2021, the date of the audit report.

        You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at 202-551-3637 or Sherry Haywood at 202-551-3345 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing